REPORT OF THE FUND’S SPECIAL SHAREHOLDER MEETING

A Special Meeting of Shareholders of the Large Cap Core Growth Fund (“the Acquired Fund”), a series of Scotia Institutional Funds, took place on January 30, 2014 to approve a proposed Agreement of and Plan of Reorganization for the Acquired Fund, whereby the Large Cap Core Growth Fund (“the Acquiring Fund”),  a series of the Managed Portfolio Series, would acquire all of the assets and liabilities of the Acquired Fund, in exchange for shares of the Acquiring Fund which would be distributed pro rata by the Acquired Fund to its shareholders, in complete liquidation and termination of the Acquired Fund (the “Reorganization”).

All Acquired Fund shareholders of record at the close of business on October 31, 2013, were entitled to vote.  As of the record date, the Large Cap Core Growth Fund had 5,406,914 shares outstanding.  Of the 2,741,572 shares present in person or by proxy at the meeting on January 30, 2014: 2,199,966, or 80.2%, voted in favor of the Reorganization (representing 50.7% of total outstanding shares), 318,276, or 11.6%, voted against the Reorganization, and 233,330 or 8.2% withheld from voting for the Reorganization.  Accordingly, the Reorganization was approved.